SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 16)*


                                IVAX CORPORATION
                    ---------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.10 PAR VALUE
                    ---------------------------------------
                         (Title of Class of Securities)


                                    465823102
                    ---------------------------------------
                                 (Cusip Number)


 RICHARD C. PFENNIGER, JR., 4400 BISCAYNE BLVD, MIAMI, FL 33137 (305) 575-6000
 -----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 10, 1996
                    ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

-------------------------------------------------------------------------------
CUSIP NO. 465823102                    13D

-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
1    NAME OF REPORTING
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PHILLIP FROST, M.D.

     SS# ###-##-####
-------------------------------------------------------------------------------
2    Check the appropriate Box if a Member of a Group              (a) |X|
                                                                   (b) |_|
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
NUMBER OF                     7         SOLE VOTING POWER
SHARES                                           0
BENEFI-
CIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
                            ---------------------------------------------------
                              8         SHARED VOTING POWER
                                                 15,384,384
                            ---------------------------------------------------
                              9         SOLE DISPOSITIVE POWER
                                                 0
                            ---------------------------------------------------
                              10        SHARED DISPOSITIVE POWER
                                                 15,384,384
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    15,384,384
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                                [ ]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.6%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 465823102                    13D

--------------------------------------------------------------------------------


-------------------------------------------------------------------------------
1    NAME OF REPORTING
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     FROST-NEVADA, LIMITED PARTNERSHIP

     IRS I.D. #59-2749083
-------------------------------------------------------------------------------
2    Check the appropriate Box if a Member of a Group                  (a) [X]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEVADA
-------------------------------------------------------------------------------
NUMBER OF               7         SOLE VOTING POWER
SHARES                                     0
BENEFI-
CIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
                      ---------------------------------------------------------
                        8         SHARED VOTING POWER
                                           15,384,384
                      ---------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER
                                           0
                      ---------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER
                                           15,384,384
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,384,384
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                               [ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.6%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 465823102                    13D

--------------------------------------------------------------------------------


-------------------------------------------------------------------------------
1    NAME OF REPORTING
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     FROST-NEVADA CORPORATION

     IRS I.D. #59-274-9057
-------------------------------------------------------------------------------
2    Check the appropriate Box if a Member of a Group                  (a) [ ]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEVADA
-------------------------------------------------------------------------------
NUMBER OF               7         SOLE VOTING POWER
SHARES                                     0
BENEFI-
CIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
                      ---------------------------------------------------------
                        8         SHARED VOTING POWER
                                           15,384,384
                      ---------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER
                                           0
                      ---------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER
                                           15,384,384
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,384,384
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                               [ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.6%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
-------------------------------------------------------------------------------

Item 1.  SECURITY AND ISSUER.

                  This is Amendment No. 16 to the Schedule 13D previously filed by Phillip Frost, M.D., Frost-Nevada, Limited Partnership (the "Partnership"), Frost-Nevada Corporation and Patricia Frost (collectively, the "Reporting Persons"), with respect to Common Stock, $.10 par value (the "Shares"), of IVAX Corporation (the "Issuer"). The principal executive officers of the Issuer are located at 4400 Biscayne Boulevard, Miami, Florida, 33137-3227. Information regarding each of the Reporting Persons is set forth in Amendment No. 15 to the
Schedule 13D previously filed by the Reporting Persons.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is amended and supplemented as follows:

                  The aggregate purchase price of Shares of the Issuer purchased by Phillip Frost, M.D. reported in this Amendment No. 16, including the payment of commissions, was $3,316,360. The source of funds used in making these purchases was the personal funds of Phillip Frost, M.D. No portion of the consideration used by the Reporting Persons in making the purchases described above was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is amended in its entirety and restated as follows:

                                  AMOUNT OF SHARES                  PERCENTAGE
         NAME                     BENEFICIALLY OWNED                CLASS*
         ----                     ------------------                ----------

Phillip Frost, M.D.               15,384,384**                      12.6%

Frost-Nevada Corporation          15,384,384**                      12.6%

Frost-Nevada, Limited             15,384,384**                      12.6%
Partnership

Patricia Frost                       163,034***                     0.13%

----------------------------
* Based on 121,683,460 Shares consisting of 121,473,962 Shares outstanding as of October 31, 1996, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 and assumes (i) the exercise by Phillip Frost, M.D. of options to purchase 193,750 Shares and (ii) the conversion by the Partnership of $500,000 in principal amount of the Issuer's 6 1/2% Subordinated Convertible Notes due in 2001 into 15,748 Shares.

** These Shares are owned of record by one or more of such Reporting Persons. As the sole limited partner of the Partnership and the sole shareholder, a director and an officer of Frost-Nevada Corporation, the general partner of the Partnership, Dr. Frost may be deemed a beneficial owner of the Shares. Record ownership of the Shares may be transferred from time to time among any or all of Dr. Frost, the Partnership and Frost-Nevada Corporation. Accordingly, solely for purposes of reporting beneficial ownership of the Shares pursuant to section 13(d) under the Securities Exchange Act of 1934, as amended, each of Dr. Frost, the Partnership and Frost-Nevada Corporation will be deemed to be the beneficial owner of Shares held by any of them.

*** These Shares are owned of record by Patricia Frost. Dr. Frost disclaims beneficial ownership of these Shares.

                  The Partnership shares the power to vote or dispose of the Shares beneficially owned by it with Frost-Nevada Corporation and Dr. Frost. Frost-Nevada Corporation, in its capacity as the general partner of the Partnership, has the power to vote or direct the vote of these Shares or to dispose or direct the disposition of these Shares for the Partnership. Frost-Nevada Corporation will be deemed the beneficial owner of the Shares owned by the Partnership by virtue of this relationship to the Partnership. Dr. Frost, in his capacity as the sole shareholder, a director and an officer of Frost-Nevada Corporation, the general partner of the Partnership, will be deemed the beneficial owner of all Shares owned by the Partnership by virtue of his power to vote or direct the vote of the Shares or to dispose or direct the disposition of the Shares owned by the Partnership.

                  Other than as reported on Exhibit 2 attached hereto, none of the Reporting Persons has engaged in any transaction involving Shares of the Issuer since the date of the last statement filed by the Reporting Persons.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 is amended and supplemented as follows:

                  On November 10, 1996, the Issuer entered into an Agreement and Plan of Merger, attached as Exhibit 4, (the "Merger Agreement") with Bergen Brunswig Corporation ("Bergen"), a New Jersey corporation, pursuant to which two newly formed, wholly-owned subsidiaries of BBI Healthcare Corporation, a Delaware corporation ("BBI") will be simultaneously merged with and into the Issuer and Bergen (the "Mergers"). In connection with the proposed business combination, Dr. Frost and the Partnership entered into a voting agreement (the "Voting Agreement") with Bergen, a copy of which is attached hereto as Exhibit
5. In accordance with the Voting Agreement, Dr. Frost and the Partnership have agreed to vote the Shares and any additional Shares which they may later acquire (other than those Shares held by Patricia Frost) in support of the proposed merger and against any other recapitalization, merger or sale of assets or other business combination involving the Issuer. Further, the terms of the Voting Agreement prohibit Dr. Frost and the Partnership from selling, pledging or otherwise disposing of the Shares and any additional Shares which they may later acquire (other than those Shares owned by Patricia Frost) during the term set forth in the Voting Agreement. Dr. Frost and the Partnership also agreed, under the Voting Agreement, to sign pooling letters (the "Pooling Letters") acknowledging their status as affiliates of the Issuer and agreed to certain restrictions on their rights to dispose of any shares of the common stock of BBI which they may receive in the Mergers. A copy of the proposed form of the Pooling Letters is attached hereto as Exhibit 6 and incorporated herein by reference. The effects of the Voting Agreement and the Pooling Letters are to increase the likelihood that (i) the shareholders of the Issuer will approve the Merger Agreement and the Mergers and (ii) the Mergers will be accounted for as poolings of interests. There can be no assurances, however, that the shareholders of the Issuer will approve the Merger Agreement and the Mergers, or that, if such approval is, in fact, obtained, the Mergers will be consummated or that pooling of interests accounting for the Mergers will be possible. The foregoing summary of the Merger Agreement, the Mergers, the Voting Agreement and the Pooling Letters is qualified in its entirety by reference to the full agreements, copies of which are attached hereto as Exhibits 4, 5 and 6 respectively.

                  Except as described herein, none of the Reporting Persons is a party to any contract, arrangement, understanding of relationship with any person with respect to any securities of the Issuer.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1.       Joint Filing Agreement.

         2. Description of transactions in the Issuer's Shares by Phillip Frost, M.D.

         3. Power of Attorney granted to Phillip Frost, M.D. by Neil Flanzraich, previously filed with the Securities and Exchange Commission.

         4. Agreement and Plan of Merger among BBI Healthcare, Inc., a Delaware corporation, IVAX Corporation, a Florida corporation, Bergen Brunswig Corporation, a New Jersey corporation, BBI-I Sub, Inc., a Florida corporation and BBI-B Sub, Inc., a New Jersey corporation (the "Merger Agreement").

         5. Voting Agreement among Bergen Brunswig Corporation, Phillip Frost, M.D. and the Partnership.

         6. Form of Pooling Letter to be signed by Phillip Frost, M.D. and the Partnership, attached as Exhibit 6.05(a) to the Merger Agreement.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                                       /S/ PHILLIP FROST, M.D.
                                       -----------------------------------
Date: November 18, 1996                Phillip Frost, M.D.


                                       FROST-NEVADA, LIMITED
                                       PARTNERSHIP

                                       *
                                       -----------------------------------
Date: November 18, 1996                Neil Flanzraich
                                       President of Frost-Nevada Corporation,
                                       General Partner


                                       FROST-NEVADA CORPORATION

                                       *
                                       -----------------------------------
Date: November 18, 1996                Neil Flanzraich
                                       President


                                        /S/ PATRICIA FROST
                                       -----------------------------------
Date: November 18, 1996                 Patricia Frost


*By /S/ PHILLIP FROST, M.D.
    -----------------------------
         Phillip Frost, M.D.
         (Attorney-in-fact pursuant
          to Power of Attorney)

                                  EXHIBIT INDEX

EXHIBIT  DESCRIPTION

1.          Joint Filing Agreement.

2.          Description of transactions in the Issuer's Shares by Phillip
            Frost, M.D.

3. Power of Attorney granted to Phillip Frost, M.D. by Neil Flanzraich, previously filed with the Securities and Exchange Commission.

4. Agreement and Plan of Merger among BBI Healthcare, Inc., a Delaware corporation, IVAX Corporation, a Florida corporation, Bergen Brunswig Corporation, a New Jersey corporation, BBI-I Sub, Inc., a Florida corporation and BBI-B Sub, Inc., a New Jersey corporation (the "Merger Agreement").

5. Voting Agreement among Bergen Brunswig Corporation, Phillip Frost, M.D. and the Partnership.

6. Form of Pooling Letter to be signed by Phillip Frost, M.D. and the Partnership, attached as Exhibit 6.05(a) to the Merger Agreement.